Bloomberg Tradebook Canada Company

Statement of Financial Condition
December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70683

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bloomberg Tradebook Canada Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Brookfield Place, TD Canada Trust Tower, 161 Bay St., Ste. 4300
(No. and Street)

Toronto	Ontario	M5J 2S1
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Milham	212-617-3382	cmilham3@bloomberg.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers LLC
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Milham _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bloomberg Tradebook Canada Company _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
FINOP
_____



Notary Public

EVELYN DACHILLE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6303426
Qualified in Nassau County
My Commission Expires May 12, 2026

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bloomberg Tradebook Canada Company
Index
December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Bloomberg Tradebook Canada Company

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bloomberg Tradebook Canada Company (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2024

We have served as the Company's auditor since 2021.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

Bloomberg Tradebook Canada Company
Statement of Financial Condition
As of December 31, 2023

Assets		
Cash	$	3,696,256
Receivable from affiliates		466,491
Foreign deferred tax assets		314,160
Other assets		95,715
Total assets	$	4,572,622
Liabilities and Shareholder's Equity		
Liabilities		
Payable to affiliates	$	693,944
Accounts payable and accrued expenses		316,285
Total liabilities	$	1,010,229
Contingencies and guarantees and other (Note 6)		
Shareholder's equity		
Common Stock (authorized shares:100,000, issued shares: 4,656)	$	340,660
Additional paid-in capital		3,352,732
Retained earnings		859,778
Accumulated other comprehensive loss		(990,777)
Total shareholder's equity	$	3,562,393
Total liabilities and shareholder's equity	$	4,572,622

The accompanying notes are an integral part of this financial statement.

Bloomberg Tradebook Canada Company
Notes to the Statement of Financial Condition
December 31, 2023

1. **Organization and Nature of Business**

Bloomberg Tradebook Canada Company (the "Company"), a Nova Scotia unlimited liability company, was formed on February 15, 2001. Bloomberg Canada LLC ("BC") is the sole shareholder and owner of the Company. BC is ultimately owned by Bloomberg L.P. ("Bloomberg"). The registered address for the Company is Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 4300, Toronto, ON M5J 2S1.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation since July 1, 2021.

The Company has been a member of the Canadian Investment Regulatory Organization ("CIRO") since July 31, 2002. Effective January 1, 2023, the Mutual Fund Dealers Association of Canada and the Investment Industry Regulatory Organization of Canada have come together as the New Self-Regulatory Organization of Canada, which subsequently changed its name to CIRO effective June 1, 2023.

The Company is a registered Alternative Trading System in Alberta, Nova Scotia, Ontario, Quebec, and Saskatchewan, and a registered investment dealer in every Canadian province to provide participants in those Canadian jurisdictions with access to trading systems operated by its affiliated entities.

In order to facilitate access and support affiliates' services provided to Canadian participants, the Company entered into intercompany agreements with Bloomberg and affiliates including Bloomberg Trading Facility Limited, Bloomberg Tradebook Singapore Pte Ltd, Bloomberg Trading Facility B.V., Bloomberg Tradebook LLC, Bloomberg Global Markets Services LLC and Bloomberg Tradebook do Brasil Ltda. In consideration of the services provided by the Company, the affiliates pay a monthly fee as set forth in the established agreements.

2. **Significant Accounting Policies**

Basis of Presentation

The financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The U.S. Dollar is the functional and presentational currency of the Company.

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes

For United States income tax purposes, the Company is treated as a disregarded entity and the Company's income or loss is includable in the tax returns of the partners of Bloomberg.

For Canadian income tax purposes, where the Company is subject to certain local and foreign taxes, the Company follows the asset and liability method of accounting for foreign deferred income taxes. Under this method, foreign deferred tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between carrying amounts of assets and liabilities.

2. Significant Accounting Policies (continued)

Foreign deferred tax assets and liabilities are measured using enacted and substantively enacted foreign income tax rates expected to be in effect when the temporary differences are expected to be recovered or settled.

The Company evaluates the realization of foreign deferred tax assets based on all available evidence and establishes a valuation allowance to reduce foreign deferred tax assets when it is more likely than not that they will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more likely than not that, based on technical merits, the position will be sustained upon examination. The tax benefits of the position recognized in the financial statement are then measured based on the largest amount of benefit that is greater than 50% likely to be realized upon settlement with a taxing authority.

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash with a major, high-credit quality, financial institution. At December 31, 2023, the Company has cash balances at such financial institution that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. The Company does not expect to incur any loss from the amount in excess of the FDIC limit.

Revenue Recognition

All revenue is generated by related party transactions and is recognized on an accrual basis. The Company is entitled to recognize revenues when the associated expenses are incurred, which is when the performance obligation is met, as set forth in the established intercompany agreements. The Company is reimbursed at 110% of its eligible operating expenses, in accordance with the service agreements with its affiliates. (See Note 4, Related Party Transactions for more details).

3. Fair Value Measurement

ASC 820 (Fair Value Measurements and Disclosure) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1   Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2   Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

3.   **Fair Value Measurement (continued)**

        a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

        b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3   Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

There are no Level 1, Level 2 or Level 3 financial assets at fair value, nor transfers between levels during the year.

US GAAP requires disclosure of the estimated fair value of certain financial instruments that are not measured at fair value on the Statement of Financial Condition and the methods and significant assumptions used to estimate their fair values. The Company has no such financial instruments.

4.   **Related Party Transactions**

Pursuant to the intercompany agreements stated in Note 1, the Company receives revenues from all affiliates for services provided. The revenues are calculated with reference to the operating costs incurred by the Company, plus a markup in accordance with the service agreements among the Company and its affiliates.

Bloomberg provides management and administrative services pursuant to these agreements, for which the Company pays a service fee. The fee paid equals 110% of the operating costs incurred by Bloomberg in providing such services. In addition, Bloomberg supplies employees by way of secondment and compensation costs. The Company also incurred travel and entertainment expenses related to these secondees.

A member of the Board of Directors of Bloomberg provided tax services to the Company through a professional services firm, of which they are a member.

At December 31, 2023, $466,491 and $693,944 are included in Receivable from affiliates and Payable to affiliates, respectively, in the Statement of Financial Condition related to service agreements. Due to the short-term nature of the Receivable from affiliates, the Company expects no credit losses.

5.   **Income Taxes**

The Company is 100% owned by Bloomberg and treated as a disregarded entity for United States income tax purposes. As a result, the income or loss of the Company for the United States federal, state and local tax purposes is includable in the tax returns of the partners of Bloomberg.

5.   Income Taxes (continued)

The Company is subject to certain local and foreign taxes in Canadian jurisdictions where it conducts business.

As of December 31, 2023, the Company has recorded foreign deferred tax assets of $314,160, which primarily reflect the tax effected gross loss carryforwards in Canadian jurisdictions that expire in years 2037 through 2039. Foreign deferred income taxes for Canadian jurisdictions are recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statement.

Foreign deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. The Company continuously examines the recoverability of the foreign deferred tax assets. The Company projects that the gross loss carryforwards will be utilized and the assets will be recovered in future years primarily driven by the intercompany affiliate service agreements which provide the Company with revenues based on a markup of its operating costs.

Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded related to uncertain tax positions taken on returns filed for open tax years or expected to be taken in the Company's current year tax return.

The Company is subject to foreign income tax examinations in Canada and the earliest open tax year subject to potential examination in Canada is 2019.

6.   Contingencies, Guarantees and Other

ASC 460 (Guarantees) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Contingencies

The Company recognizes liabilities that it considers probable and estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure. Commitments and contingencies were evaluated through the date the financial statement was issued. The Company has concluded that there are no commitments or contingencies events requiring financial statement disclosure.

Indemnifications

The Company's liability is limited by the terms stated in the intercompany agreements. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

7.   Regulatory Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the aggregated indebtedness method, permitted by the SEC rule, which requires that the maintenance of net capital, as defined, equaling the greater of $5,000 or 6-2/3% of total aggregated indebtedness. At December 31, 2023, the Company had net capital of $2,676,241 and excess net capital of $2,608,892.

7.   Regulatory Requirements (continued)

A computation of the reserve requirement under Rule 15c3-3 of the SEC is not applicable to the Company as the Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business activities are contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17.C.F.R. 240.17a-5.

The Company is also subject to capital requirements under CIRO and was in compliance throughout the year ended December 31, 2023.

8.   Capital Stock

The authorized capital stock of the Company consists of 100,000 common shares. As of December 31, 2023, the issued and outstanding common shares of the Company was 4,656. The Company may, by special resolution where required, reduce its share capital in any way and with and subject to any incident authorized and consent required by law. The Company may redeem, purchase or acquire any of its shares and the directors may determine the manner and the terms for redeeming, purchasing or acquiring such shares. There were no such events in 2023.

9.   Subsequent Events

The Company has evaluated events or transactions subsequent to the balance sheet date up to and including February 20, 2024, the date that its financial statement was available to be issued, and determined that there have been no material events or transactions that would require adjustment or disclosure in the financial statement.